SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F ☑          Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes ☐                 No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FRESENIUS MEDICAL CARE AG & Co. KGaA

i

Interim Report of Management’s Discussion and Analysis for the three months ended March 31, 2008 and 2007

a) Financial Condition and Results of Operations

You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA and its subsidiaries in conjunction with our unaudited consolidated financial statements and related notes contained elsewhere in this report and our disclosures and discussions in our Annual Report on Form 20-F for the year ended December 31, 2007.

Forward-looking Statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used in this report, the words “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” and similar expressions are generally intended to identify forward looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge. By their nature, such forward-looking statements involve risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this report or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our performance in future periods.

These risks, uncertainties, assumptions, and other factors include, among others, the following:

•	changes in governmental and commercial insurer reimbursement for our products and services;

•	any further reductions in erythropoietin, or EPO, utilization or EPO reimbursement;

•	dependence on government reimbursements for dialysis services;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations and health care reforms;

•	product liability risks and patent litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations;

•	changes in pharmaceutical utilization patterns; and

•	introduction of generic or new pharmaceuticals that compete with our pharmaceutical products

•	other statements of our expectations, beliefs, future plans and strategies, anticipated development and other matters that are not historical facts.

Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.

Our reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis of our financial statements. The actual accounting policies, the judgments made in the selection and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates, are factors to be considered along with our financial statements and the discussion below under “Results of Operations”. For a discussion of our critical accounting policies, see Item 5,

Interim Report of Management’s Discussion and Analysis
For the three months ended March 31, 2008 and 2007

“Operating and Financial Review and Prospects — Critical Accounting Policies” in our Annual Report on Form 20-F for the year ended December 31, 2007.

Overview

We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease (“ESRD”). In the U.S., we also perform clinical laboratory testing. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $58 billion worldwide market with expected annual world-wide patient growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.

For calendar year 2008, Centers for Medicare and Medicaid Services (“CMS”) increased the drug add-on adjustment by $0.69, bringing the drug add-on adjustment to 15.5 percent of the total per-treatment prospective payment. The composite rate, unlike many other payment rates in Medicare is not automatically updated each year. As a result, this portion of the payment rate does not receive an annual update in the absence of a statutory change. Although Congress provided for updates ranging from 1.6 to 2.4 percent to the composite rate in the previous five years, Congress has not yet enacted legislation to update the composite rate for the calendar year 2008. CMS updated the wage index adjustment applicable to ESRD facilities to a 25/75 blend between adjustments based on old metropolitan statistical areas (“MSAs”) and those based on new core-based statistical areas (“CBSAs”). In 2009, CMS expects to complete the transition from the MSA definition to the CBSA definition, and facilities will be paid according to the CBSA rate. For a discussion of the composite rate for reimbursement of dialysis treatments, see Item 4B, “Business Overview — Regulatory and Legal Matters — Reimbursement” in our Annual Report on Form 20-F for the year ended December 31, 2007.

Certain other items and services that we furnish at our dialysis centers are not included in the composite rate and are eligible for separate Medicare reimbursement. The most significant of these items are drugs or biologicals, such as erythropoietin-stimulating agents (“ESAs”), vitamin D analogs, and iron, which are reimbursed at 106% of the average sales price as reported to CMS by the manufacturer. Products and support services furnished to ESRD patients receiving dialysis treatment at home are also reimbursed separately under a reimbursement structure comparable to the in-center composite rate. Although these reimbursement methodologies limit the allowable charge per treatment, they provide us with predictable per treatment revenues.

CMS has estimated that these changes will increase Medicare payments to all ESRD facilities by 0.5 percent in 2008 but that there will be some variation depending on the size and location of the facilities. In addition, CMS estimates that for-profit facilities will see an overall increase of 0.4 percent and non-profit facilities will receive 0.9 percent more in 2008. The Company’s estimates of the effects of these changes on its business are consistent with the CMS calculations.

In March 2007, at the request of the FDA, the manufacturer of Epogen and Aranesp added a “blackbox” safety warning (FDA’s highest level of safety warning) to its package label dosing instructions. In April 2007, the National Kidney Foundation amended its anemia management guidelines for anemia management (“K/DOQI”).

Interim Report of Management’s Discussion and Analysis
For the three months ended March 31, 2008 and 2007

In July, 2007, CMS announced a revision to the national monitoring policy for ESA’s, to be effective January 1, 2008. The revision reduces the monthly aggregate maximum dose from 500,000 IU to 400,000 IU for Epogen and from 1500 mcg to 1200 mcg for Aranesp. The revision continues the original monthly 25% dose reduction requirement in payment in instances where a patient’s hemoglobin level persists above 13.0 g/dL for less than three monthly billing cycles and, in addition, it further reduces payment by 50% of the reported dose if the hemoglobin level persists above 13.0 g/dL for three months or more. In November 2007, the FDA announced revisions to product labeling, including a change to the dosing recommendations for anemic patients with chronic renal failure to explicitly advise clinicians to maintain hemoglobin levels within the range of 10 to 12g/dL. In addition, warnings were strengthened regarding possible adverse events when ESAs are administered to achieve higher hemoglobin levels.

We believe our policies on billing for ESAs comply with CMS policies. We have recommended to our treating physicians that they review and understand the package label insert and the K/DOQI guidelines as they make their anemia management decisions.

Any of the following changes relating to ESAs could adversely affect our business, and results of operations, possibly materially:

•	future changes in the ESA reimbursement methodology and/or rate;

•	inclusion of ESAs in the Medicare composite rate without sufficient offsetting increases to such rate;

•	reduction in the typical dosage per administration;

•	increases in the cost of ESAs without offsetting increases in the ESA reimbursement rate; or

•	reduction by the manufacturer of ESAs of the amount of overfill in the ESA vials.

In February 2008, Baxter Healthcare issued recalls and ceased production of its sodium heparin injection products in response to reports of adverse patient reactions. Heparin is a blood thinning drug that is widely and routinely used in the treatment of dialysis patients to prevent life threatening blood clots. Prior to the recalls, FMCH purchased a majority of its heparin requirements from Baxter. In response to the recalls, FMCH shifted all of its heparin purchases to the only remaining US supplier of FDA approved heparin, which resulted in material increases in FMCH’s acquisition costs for this product. Any further decrease or interruption in the supply of FDA-approved heparin could have a material adverse impact on the Company’s business, financial position and results of operations.

We have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our general partner’s Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under accounting principles generally accepted in the United States (“U.S. GAAP”). Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.

With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. Accordingly, all of these items are excluded from our analysis of segment results and are discussed below in the discussion of our consolidated results of operations.

Interim Report of Management’s Discussion and Analysis
For the three months ended March 31, 2008 and 2007

Results of Operations

The following tables summarize our financial performance and certain operating results by principal business segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance.

	For the three months
	ended March 31,
	2008	2007
	(in millions)

Total revenue
North America	$1,668	$1,637
International	863	705

Totals	2,531	2,342

Inter-segment revenue
North America	—	—
International	19	21

Totals	19	21

Total net revenue
North America	1,668	1,637
International	844	684

Totals	2,512	2,321

Amortization and depreciation
North America	55	53
International	40	32
Corporate	1	—

Totals	96	85

Operating income
North America	273	258
International	143	121
Corporate	(27)	(14)

Totals	389	365

Interest income	5	3
Interest expense	(88)	(98)
Income tax expense	(114)	(103)
Minority interest	(6)	(7)

Net Income	$186	$160

Interim Report of Management’s Discussion and Analysis
For the three months ended March 31, 2008 and 2007

Consolidated Financials

	Three months	Three months	Change in %
	ended	ended		at constant
	March 31, 2008	March 31, 2007	as reported	exchange rates

Number of treatments	6,723,779	6,410,352	5%
Same market treatment growth in %	3.9%	4.0%
Revenue in $ million	2,512	2,321	8%	4%
Gross profit in % of revenue	34.1%	33.8%
Selling, general and administrative costs in % of revenue	17.8%	17.5%
Net income in $ million	186	160	16%

We provided 6,723,779 treatments during the first quarter of 2008, an increase of 5% over the same period in 2007. Same market treatment growth contributed 4% and growth from acquisitions contributed 1%.

At March 31, 2008, we owned, operated or managed (excluding those managed but not consolidated in the U.S.) 2,297 clinics compared to 2,194 clinics at March 31, 2007. During the first quarter of 2008, we acquired 20 clinics, opened 44 clinics and combined or closed 5 clinics. The number of patients treated in clinics that we own, operate or manage (excluding those managed but not consolidated in the U.S.) increased by 5% to 177,059 at March 31, 2008 from 169,216 at March 31, 2007. Including 32 clinics managed but not consolidated in the U.S., the total number of patients was 178,771.

Net revenue increased by 8% (4% at constant rates) for the quarter ended March 31, 2008 over the comparable period in 2007 due to growth in revenue in both dialysis care and dialysis products.

Dialysis care revenue grew by 5% to $1,844 million (3% at constant exchange rates) in the first quarter of 2008 mainly due to growth in same market treatments (4%), acquisitions (1%) and exchange rate fluctuations (2%), partially offset by sold or closed clinics (1%) and decreased revenue per treatment (1%).

Dialysis product revenue increased by 19% to $667 million (10% at constant exchange rates) in the same period mainly as a result of increased sales of hemodialysis machines, dialyzers, concentrates, and peritoneal dialysis products and higher sales attributable to the phosphate binding drug, PhosLo®.

The increase in gross margin was driven primarily by North America gross profit improvement related to increased revenue from commercial payors (who generally pay higher reimbursement rates than governmental payors such as Medicare and Medicaid) and lower personnel expenses partially offset by decreased utilization of and reduced reimbursement rates for EPO and higher cost of goods in the International segment for goods purchased from Europe due to the strong Euro.

Selling, general and administrative (“SG&A”) costs increased to $448 million in the first quarter of 2008 from $406 million in the same period of 2007. SG&A costs as a percentage of sales increased to 17.8% in the first quarter of 2008 from 17.5% in the same period of 2007. This increased percentage was driven by higher corporate expenses mainly relating to expenses of Renal Solutions Inc., reported under corporate, legal fees related to patent litigation and compensation expense for stock options. In addition, SG&A includes a gain from the sale of a minority interest in the Company’s clinics in the state of Arizona and a gain from the sale of the Company’s minority interest in a facility in Italy. These gains were partially offset by foreign currency exchange losses. Bad debt expense for the first quarter of 2008 was $49.1 million as compared to $48.7 million in 2007, representing 2.0% of sales for the three-month period ending March 31, 2008 and 2.1% for the same period in 2007.

Research and development (“R&D”) expenses increased to $19 million in the first quarter of 2008 from $13 million in the same period as 2007 mainly as a result of the additional R&D programs related to field test of new products and home therapy projects.

Interim Report of Management’s Discussion and Analysis
For the three months ended March 31, 2008 and 2007

Operating income increased to $389 million in the first quarter of 2008 from $365 million in the three-month period ending March 31, 2007. Operating income margin decreased to 15.5% for the period ending March 31, 2008 from 15.7% for the same period in 2007 due to the increases in SG&A as a percentage of sales and R&D expenses partially offset by increased gross margins as discussed above.

Interest expense decreased 10% to $88 million in the first quarter of 2008 from $98 million for the same period in 2007 mainly as a result of decreased interest rates.

Income tax expense increased to $114 million for the first quarter of 2008 from $103 million for the three-month period ending March 31, 2007 due to increased earnings. The effective tax rate for the first quarter 2008 was 37% as compared to 38% for the first quarter of 2007.

Net income for the first quarter of 2008 increased to $186 million from $160 million for the same period in 2007 mainly as a result of the effects of the items mentioned above.

We employed 62,504 people (full-time equivalents) as of March 31, 2008 compared to 61,406 as of December 31, 2007, an increase of 2% primarily due to our overall growth in business.

The following discussions pertain to our business segments and the measures we use to manage these segments.

North America Segment

	Three months	Three months
	ended	ended
	March 31, 2008	March 31, 2007	Change in %

Number of treatments	4,647,996	4,481,077	4%
Same market treatment growth in %	2.7%	2.8%
Revenue in $ million	1,668	1,637	2%
Depreciation and amortization in $ million	55	53	5%
Operating income in $ million	273	258	5%
Operating income margin in %	16.4%	15.8%

Revenue

Treatments increased by 4% for the three months ended March 31, 2008 as compared to same period in 2007 mainly due to same market growth (3%) and acquisitions (1%). At March 31, 2008, 122,691 patients (a 3% increase over the same period in the prior year) were being treated in the 1,640 clinics that we own or operate in the North America segment, compared to 118,732 patients treated in 1,574 clinics at March 31, 2007. Average revenue per treatment in the first quarter of 2008 decreased to $322 from $325 in the first quarter of 2007. In the U.S., the average revenue per treatment decreased to $326 for in the first quarter of 2008 from $329 for the same period in 2007. The decline in the revenue rate per treatment is primarily due to decreased utilization of and reduced reimbursement rates for EPO, partially offset by improved commercial payor rates.

Net revenue for the North America segment for the first quarter of 2008 increased as a result of increases in dialysis care revenue by 1% to $1,495 million from $1,483 million in the same period of 2007 and in dialysis product revenue by 12% to $172 million from $153 million in the first quarter of 2007.

The dialysis care revenue increase was driven by same market treatment growth of 3% and 1% resulting from acquisitions partially offset by the effects of a decrease in revenue per treatment (1%). In addition, the first quarter of 2008 was negatively impacted (2%) as the first quarter of 2007 included revenues from our perfusion business which was subsequently sold in the second quarter of 2007. The administration of EPO represented approximately 19% and 24% of total North America dialysis care revenue for the three-month periods ending March 31, 2008 and 2007, respectively.

Interim Report of Management’s Discussion and Analysis
For the three months ended March 31, 2008 and 2007

The product revenue increase was driven mostly by a higher sales volume of concentrate, dialyzers, peritoneal products, and machines as well as higher sales attributable to the phosphate binding drug, PhosLo®, as a result of higher volumes and increased pricing.

Operating Income

Operating income increased by 5% to $273 million for the three-month period ended March 31, 2008 from $258 million for the same period in 2007. Operating income margin increased to 16.4% for the first quarter of 2008 as compared to 15.8% for same period in 2007 primarily due to decreased cost per treatment and a higher volume of products sold and a gain from the sale of a minority interest in the Company’s clinics in the state of Arizona, partially offset by decreased revenue per treatment as a result of decreased utilization of and reduced reimbursement rates for EPO. Cost per treatment decreased to $271 in the first quarter of 2008 from $272 in the same period of 2007.

International Segment

	Three months	Three months	Change in %
	ended	ended		at constant
	March 31, 2008	March 31, 2007	as reported	exchange rates

Number of treatments	2,075,783	1,929,275	8%
Same market treatment growth in %	7.1%	6.3%
Revenue in $ million	844	684	23%	10%
Depreciation and amortization in $ million	40	32	28%
Operating income in $ million	143	121	19%
Operating income margin in %	17.0%	17.6%

Revenue

Treatments increased by 8% in the three months ended March 31, 2008 over the same period in 2007 mainly due to same market growth (7%), and acquisitions (2%), partially offset by sold or closed clinics (1%). As of March 31, 2008, 54,368 patients (a 8% increase over the same period of the prior year) were being treated at 657 clinics that we own, operate or manage in the International segment compared to 50,484 patients treated at 620 clinics at March 31, 2007. Average revenue per treatment increased to $168 from $144 due to increased reimbursement rates and changes in country mix ($7) and the strengthening of local currencies against the U.S. dollar ($17).

The increase in net revenues for the International segment for the three-month period ended March 31, 2008 over the same period in 2007 resulted from increases in both dialysis care and dialysis product revenues. Organic growth during the period was 10% and acquisitions contributed approximately 1% partially offset by sold or closed clinics (1%). Exchange rate fluctuations contributed 13%.

Including the effects of acquisitions, European region revenue increased 26% (11% at constant exchange rates), Latin America region revenue increased 28% (14% at constant exchange rates), and Asia Pacific region revenue increased 12% (6% at constant exchange rates).

Total dialysis care revenue for the International segment increased during the first quarter of 2008 by 26% (13% at constant exchange rates) to $349 million from $277 million in the same period of 2007. This increase is a result of same market treatment growth of 7% and a 1% increase in contributions from acquisitions partially offset by sold or closed clinics (1%). An increase in revenue per treatment contributed 6% and exchange rate fluctuations contributed approximately 13%.

Total dialysis product revenue for the first quarter of 2008 increased by 22% (9% at constant exchange rates) to $495 million mostly due to higher dialyzer and machine sales.

Interim Report of Management’s Discussion and Analysis
For the three months ended March 31, 2008 and 2007

Operating Income

Operating income increased by 19% to $143 million primarily as a result of an increase in treatment volume, revenue per treatment and in volume of products sold. Operating income margin decreased by approximately 1% mainly due to higher cost of goods for goods purchased from Europe due to the strong Euro and higher growth in dialysis care business through an increased number of De Novo clinics, many of which are not yet operating at full capacity, partially offset by a gain from the sale of the Company’s minority interest in a facility in Italy.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

We require capital primarily to acquire and develop free standing renal dialysis centers, to purchase property for new renal dialysis centers and production sites, to purchase equipment for existing or new renal dialysis centers and production sites, to finance working capital needs and to repay debt. At March 31, 2008, we had cash and cash equivalents of $220 million and our ratio of current assets to current liabilities was 1.4. Our working capital was $1,167 million which increased from $833 million at December 31, 2007. The increase was mainly the result of the increases in accounts receivables and inventory partially offset by increasing short-term debt.

Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of equity and debt securities and trust preferred securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 73% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the period ended March 31, 2008, approximately 36% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement. Legislative changes could affect Medicare reimbursement rates for all the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Overview” above for a discussion of recent Medicare reimbursement rate changes. Furthermore, cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. Should this payment cycle lengthen, then this could have a material adverse effect on our capacity to generate cash flow.

Accounts receivable balances at March 31, 2008 and December 31, 2007, net of valuation allowances, represented approximately 76 and 73 days of net revenue, respectively. The increase in the North America segment is due to increased tender business and timing of Medicaid payments in selected states. The increase for the International Segment is mainly a result of the favorable impact in 2007 of collections in excess of expectations in Western Europe and Latin America regions.

The development of days sales outstanding (“DSO”) by operating segment is shown in the table below.

	March 31,	December 31,
	2008	2007

North America	60	58
International	107	104

Total	76	73

Cash from short-term borrowings is generated by selling interests in our accounts receivable (accounts receivable facility) and by borrowing from our parent, Fresenius SE. On February 29, 2008, we received an advance of €13.2 million under our current loan agreement with Fresenius SE at 4.8% interest of which €6.4 million was

Interim Report of Management’s Discussion and Analysis
For the three months ended March 31, 2008 and 2007

repaid on March 31, 2008. The remaining balance of $10.8 million (€6.8 million) is due on April 30, 2008 at 5.0% interest.

Long-term financing is provided by the revolving portion and the term loans under our 2006 Senior Credit Agreement and our borrowings under our credit agreements with the European Investment Bank (“EIB”) and has been provided through the issuance of our notes (“Senior Notes”) and our euro-denominated notes (“Euro Notes”) and trust preferred securities. We believe that our existing credit facilities, cash generated from operations and other current sources of financing are sufficient to meet our foreseeable needs.

We were issued a €90 million multi-currency term loan facility as part of our December 2006 credit agreement with the EIB. This facility was fully drawn down on February 1, 2008, denominated in Euro ($142.3 million at March 31, 2008), at an initial interest rate of 4.35%. The interest rate is variable and changes every three-month period. The term loan matures on February 1, 2014, with interest payments due every three-month period.

On February 1, 2008, we redeemed the trust preferred securities that became due on that date that had been issued by Fresenius Medical Care Capital Trust II and III in the amount of $450 million and $228.4 million, respectively, primarily with funds obtained under our accounts receivable facility and existing long-term credit facilities.

Our 2006 Senior Credit Agreement, EIB agreements, Euro Notes, and the indentures relating to our Senior Notes and our trust preferred securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2006 Senior Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus Rent expense under operation leases) to Consolidated Fixed Charges as these terms are defined in the 2006 Senior Credit Agreement) and a maximum consolidated leverage ratio (ratio of consolidated funded debt to consolidated EBITDA as these terms are defined in the 2006 Senior Credit Agreement). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and make other restricted payments, create liens or engage in sale-lease backs. On January 31, 2008, our 2006 Senior Credit Agreement was amended to increase certain types of permitted borrowings and to remove all limitations on capital expenditures.

The breach of any of the covenants could result in a default under the 2006 Senior Credit Agreement, the EIB agreements, the Euro Notes, the Senior Notes or the notes underlying our trust preferred securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the Senior Credit Agreement becomes due at the option of the lenders under that agreement. As of March 31, 2008, we are in compliance with all financial covenants under the 2006 Senior Credit Agreement and our other financing agreements.

The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see Note 10 of the Notes to Consolidated Financial Statements in this report) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.

During the third quarter 2006, the German tax authorities substantially finalized their tax audit for tax years 1998-2001 and issued a preliminary audit report in the first quarter 2008, subject to review. The Company recognized and recorded certain expenses as a result of the audit at the time of its completion in 2006. The preliminary audit report confirms the audit findings and no further adjustments appear necessary pending the issuance of the final audit report. We believe that we have resolved the outstanding issues at the audit level, subject to review and approval by the appropriate level within the taxing authority. Except for the refund claims discussed below, the U.S. Internal Revenue Service (IRS) has completed its examination of FMCH’s tax returns for the calendar years 1997 through 2001 and FMCH has executed a Consent to Assessment of Tax. As a result of the

Interim Report of Management’s Discussion and Analysis
For the three months ended March 31, 2008 and 2007

disallowance by the IRS of tax deductions taken by FMCH with respect to certain civil settlement payments made in connection with the 2000 resolution of the Office of the Inspector General and US Attorney’s Office investigation and certain other deductions, we paid an IRS tax and accrued interest assessment of approximately $99 million in the third quarter of 2006. We have filed claims for refunds contesting the IRS’s disallowance of FMCH’s civil settlement payment deductions and plan to pursue recovery through IRS appeals and, if necessary, in the Federal courts of the tax and interest payment associated with such disallowance. In addition, the IRS tax audit for the years 2002 through 2004 has recently been completed. Except for the disallowance of all deductions taken during the period for remuneration related to intercompany mandatorily redeemable preferred shares, the proposed adjustments are routine in nature and have been recognized in the financial statements. The Company has protested the disallowed deductions and some routine adjustments and will avail itself of all remedies. An adverse determination in this litigation could have a material adverse effect on tax expenses, net income and earnings per share.

We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional Federal and state tax payments, including payments to state tax authorities reflecting the adjustments made in our Federal tax returns. With respect to other potential adjustments and disallowances of tax matters currently under review or where tentative agreement has been reached, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.

Dividends

Following our earnings-driven dividend policy, our General Partner’s Management Board will propose to the shareholders at the Annual General Meeting on May 20, 2008, a dividend with respect to 2007 and payable in 2008, of €0.54 per ordinary share (2006: €0.47) and €0.56 per preference share (2006: €0.49). The total expected dividend payment is approximately €160 million and we paid $188 million (€139 million) in 2007 with respect to 2006. Our 2006 Senior Credit Agreement limits disbursements for dividends and other payments for the acquisition of our equity securities (and rights to acquire them, such as options or warrants) during 2008 to $260 million in total and $280 million in 2009.

Analysis of Cash Flow

Operations

We generated cash from operating activities of $192 million in the first three months of 2008 and $283 million in the comparable period of 2007, a decrease of approximately 32% from the prior year. The decrease in cash flows was primarily due to an increase in DSO in the first quarter of 2008 as compared to the same period of 2007 and income tax payments in Germany in the first quarter of 2008 relating to 2007 German income tax. Cash flows were used mainly for investing (capital expenditures and acquisitions).

Investing

Net cash used in investing activities was $186 million in the first three months of 2008 compared to $199 million in the same period of 2007. In the period ending March 31, 2008, we paid approximately $71 million cash ($62 million in the North America segment and $9 million in the International segment) for acquisitions consisting primarily of dialysis clinics. We also received $39 million in conjunction with divestitures. In the same

Interim Report of Management’s Discussion and Analysis
For the three months ended March 31, 2008 and 2007

period in 2007, we paid $90 million cash for acquisitions, ($46 million in the North American segment and $44 million for the International segment) consisting primarily of dialysis clinics.

Capital expenditures for property, plant and equipment net of disposals were $154 million in the first quarter of 2008 and $109 million in the same period 2007. In the first three months of 2008, capital expenditures were $102 million in the North America segment, and $52 million for the International segment. In the same period of 2007, capital expenditures were $71 million in the North America segment and $38 million for the International segment. The majority of our capital expenditures was used for maintaining existing clinics, equipping new clinics, maintenance and expansion of production facilities, primarily in Germany and North America, and capitalization of machines provided to our customers, primarily in the International segment. Capital expenditures were approximately 6% of total revenue.

Financing

Net cash used in financing was $38 million for the first three months of 2008 compared to cash used in financing of $36 million for the first three months of 2007. In the first quarter of 2008, cash used was mainly for redemption of Trust Preferred Securities partially offset by proceeds from our accounts receivable facility and other existing long-term credit facilities. In the first quarter of 2007, cash was mainly used to pay down debt. Cash on hand was $220 million at March 31, 2008 compared to $208 million at March 31, 2007.

Debt covenant disclosure — EBITDA

EBITDA (earnings before interest, taxes, depreciation and amortization) was approximately $485 million, 19.3% of revenues for the period ended March 31, 2008, and $450 million, 19.4% of revenues for the same period of 2007. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Credit Agreement, Euro Notes, EIB, and the indentures relating to our Senior Notes and our outstanding trust preferred securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in this report. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of cash flow provided by operating activities to EBITDA is calculated as follows:

Reconciliation of measures for consolidated totals

	For the three months
	ended March 31,
	2008	2007
	(in thousands)

Total EBITDA	$485,297	$449,602
Interest expense (net of interest income)	(82,818)	(94,911)
Income tax expense, net	(114,097)	(102,566)
Change in deferred taxes, net	36,832	29,886
Changes in operating assets and liabilities	(131,074)	(6,162)
Compensation expense	6,930	5,024
Other items, net	(9,125)	1,881

Net cash provided by operating activities	$191,945	$282,754

Interim Report of Management’s Discussion and Analysis
For the three months ended March 31, 2008 and 2007

b)	Balance Sheet Structure

Total assets as of March 31, 2008 remained almost unchanged at $14.6 million compared to $14.2 million at year-end 2007. Compared to year-end 2007, current assets and fixed assets as a percent of total assets remained almost unchanged at 28% and 72% at March 31, 2008. The equity ratio, the ratio of our equity divided by total liabilities and shareholders’ equity, increased from 39% at year-end 2007 to 40% at March 31, 2008. Current liabilities decreased from 21% of total liabilities and equity at year-end 2007 to 20% at March 31, 2008 as the Trust Preferred Securities that became due at the beginning of 2008 were paid in February using our accounts receivable and other existing long-term credit facilities.

c)	Outlook

The Company confirms its outlook for the full year 2008 and expects to achieve revenue of more than $10.4 billion. This represents an increase of more than 7% over 2007. Net income is projected to be in the range of $805 million to $825 million in 2008. In addition, the Company expects to spend $650-$750 million on capital expenditures and $150-$250 million on acquisitions in 2008. The debt/EBITDA ratio is projected to decrease below 2.8 by the end of 2008. For 2010, Fresenius Medical Care continues to expect revenue of more than $11.5 billion. Earnings after tax are projected to grow in the low- to mid-teens per year.

Below is a table showing our growth outlook for 2008:

2008
($ in millions)

Net Revenues	> $10,400
Net Income	$805 - $825
Debt/EBITDA	< 2.8
Capital Expenditures	$650 - $750
Acquisitions	$150 - $250

d) Recently Issued Accounting Standards

In March 2008, FASB issued Statement of Financial of Accounting Standards No. 161 Disclosures about Derivative Instruments and Hedging Activities an amendment of FASB Statement No. 133 (“FAS 161”). This Statement changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements. The requirements of this Statement are effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption.

In December 2007, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51 (“FAS 160”), which establishes a framework for reporting of noncontrolling or minority interests, the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. FAS 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

In December 2007, the FASB issued FASB Statement of Financial Accounting Standards No. 141 (revised), Business Combinations. This Statement replaces FASB Statement No. 141, Business Combinations and retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business

Interim Report of Management’s Discussion and Analysis
For the three months ended March 31, 2008 and 2007

combination. This Statement defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control.

In general, the main points of this Statement are that the assets acquired, liabilities assumed and non-controlling interests in the acquiree are stated at fair value as of the date of acquisition, that assets acquired and liabilities assumed arising from contractual contingencies are recognized as of the acquisition date, measured at their acquisition-date fair values and that contingent consideration is recognized at the acquisition date, measured at its fair value at that date.

This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply it before that date. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Financial Statements
Consolidated Statements of Income
(unaudited)
(in thousands, except per share data)

	For the three months
	ended March 31,
	2008	2007

Net revenue:
Dialysis Care	$1,844,287	$1,760,354
Dialysis Products	667,437	560,317

	2,511,724	2,320,671
Costs of revenue:
Dialysis Care	1,335,152	1,261,340
Dialysis Products	321,273	274,980

	1,656,425	1,536,320

Gross profit	855,299	784,351
Operating expenses:
Selling, general and administrative	447,510	406,319
Research and development	19,118	13,342

Operating income	388,671	364,690
Other (income) expense:
Interest income	(5,380)	(3,582)
Interest expense	88,198	98,493

Income before income taxes and minority interest	305,853	269,779
Income tax expense	114,097	102,566
Minority interest	5,883	6,935

Net income	$185,873	$160,278

Basic income per ordinary share	$0.63	$0.54

Fully diluted income per ordinary share	$0.62	$0.54

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Balance Sheets
(in thousands, except share and per share data)

	March 31,	December 31,
	2008	2007
	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$219,693	$244,690
Trade accounts receivable, less allowance for doubtful accounts of $252,196 in 2008 and $247,800 in 2007	2,172,175	2,026,865
Accounts receivable from related parties	95,690	99,626
Inventories	714,320	636,234
Prepaid expenses and other current assets	501,591	495,630
Deferred taxes	350,164	356,427

Total current assets	4,053,633	3,859,472

Property, plant and equipment, net	2,176,879	2,053,793
Intangible assets	693,976	689,956
Goodwill	7,325,510	7,245,589
Deferred taxes	103,653	83,615
Other assets	238,863	237,840

Total assets	$14,592,514	$14,170,265

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$347,362	$329,919
Accounts payable to related parties	214,346	201,049
Accrued expenses and other current liabilities	1,350,510	1,352,013
Short-term borrowings	707,689	217,497
Short-term borrowings from related parties	10,752	2,287
Current portion of long-term debt and capital lease obligations	118,830	84,816
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely
Company-guaranteed debentures of subsidiaries — current portion	—	669,787
Income tax payable	111,087	146,536
Deferred taxes	25,842	22,589

Total current liabilities	2,886,418	3,026,493

Long-term debt and capital lease obligations, less current portion	4,155,534	4,004,013
Other liabilities	279,964	193,604
Pension liabilities	125,388	111,352
Income tax payable	131,669	111,280
Deferred taxes	377,984	378,497
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	696,827	663,995
Minority interest	129,022	105,814

Total liabilities	8,782,806	8,595,048
Shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,781,648 issued and outstanding	4,196	4,191
Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 292,786,583 issued and outstanding	361,384	361,384
Preference shares subscribed	13	—
Ordinary shares subscribed	226	—
Additional paid-in capital	3,234,741	3,221,644
Retained earnings	2,072,993	1,887,120
Accumulated other comprehensive income	136,155	100,878

Total shareholders’ equity	5,809,708	5,575,217

Total liabilities and shareholders’ equity	$14,592,514	$14,170,265

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statements of Cash Flows
(unaudited)
(in thousands)

	For the three months
	ended March 31,
	2008	2007

Operating Activities:
Net income	$185,873	$160,278
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	96,626	84,912
Change in minority interest	10,280	9,978
Change in deferred taxes, net	36,832	29,886
Gain on sale of fixed assets and investments	(13,522)	(1,162)
Compensation expense related to stock options	6,930	5,024
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(92,636)	152
Inventories	(52,197)	(34,641)
Prepaid expenses, other current and non-current assets	37,208	(13,528)
Accounts receivable from / payable to related parties	(2,215)	4,060
Accounts payable, accrued expenses and other current and non-current liabilities	(355)	10,440
Income tax payable	(20,879)	27,355

Net cash provided by operating activities	191,945	282,754

Investing Activities:
Purchases of property, plant and equipment	(160,098)	(116,552)
Proceeds from sale of property, plant and equipment	5,652	7,909
Acquisitions and investments, net of cash acquired	(70,803)	(89,930)
Proceeds from disposal of business	39,183	—

Net cash used in investing activities	(186,066)	(198,573)

Financing Activities:
Proceeds from short-term borrowings	35,749	25,645
Repayments of short-term borrowings	(41,541)	(16,786)
Proceeds from short-term borrowings from related parties	19,787	17,299
Repayments of short-term borrowings from related parties	(11,923)	—
Proceeds from long-term debt and capital lease obligations	152,087	59
Repayments of long-term debt and capital lease obligations	(4,620)	(94,971)
Redemption of trust preferred securities	(678,379)	—
Increase of accounts receivable securitization program	492,000	35,000
Proceeds from exercise of stock options	6,597	3,741
Distributions to minority interest	(7,531)	(5,586)

Net cash used in financing activities	(37,774)	(35,599)

Effect of exchange rate changes on cash and cash equivalents	6,898	506

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(24,997)	49,088
Cash and cash equivalents at beginning of period	244,690	159,010

Cash and cash equivalents at end of period	$219,693	$208,098

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Consolidated Statement of Shareholders’ Equity
For the three months ended March 31, 2008 (unaudited) and year ended December 31, 2007
(in thousands, except share and per share data)

									Accumulated other
									comprehensive income (loss)
	Preference Shares		Preference	Ordinary Shares		Ordinary	Additional		Foreign
	Number of	No par	Shares	Number of	No par	Shares	paid in	Retained	currency	Cash flow
	shares	value	subscribed	shares	value	subscribed	capital	earnings	translation	hedges	Pensions	Total

Balance at December 31, 2006	3,711,435	$4,098	$—	291,449,673	$359,527	$—	$3,153,556	$1,358,397	$8,309	$37,187	$(50,912)	$4,870,162
Proceeds from exercise of options and related tax effects	66,652	93	—	1,336,910	1,857	—	43,880	—	—	—	—	45,830
Compensation expense related to stock options	—	—	—	—	—	—	24,208	—	—	—	—	24,208
Dividends paid	—	—	—	—	—	—	—	(188,407)	—	—	—	(188,407)
Comprehensive income (loss)
Net income	—	—	—	—	—	—	—	717,130	—	—	—	717,130
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects	—	—	—	—	—	—	—	—	—	(54,053)	—	(54,053)
Foreign currency translation	—	—	—	—	—	—	—	—	137,048	—	—	137,048
Adjustments relating to pension obligations, net of related tax effects	—	—	—	—	—	—	—	—	—	—	23,299	23,299

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	823,424

Balance at December 31, 2007	3,778,087	$4,191	$—	292,786,583	$361,384	$—	$3,221,644	$1,887,120	$145,357	$(16,866)	$(27,613)	$5,575,217

Proceeds from exercise of options and related tax effects	3,561	5	13	—	—	226	6,167	—	—	—	—	6,411
Compensation expense related to stock options	—	—	—	—	—	—	6,930	—	—	—	—	6,930
Comprehensive income (loss)
Net income	—	—	—	—	—	—	—	185,873	—	—	—	185,873
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects	—	—	—	—	—	—	—	—	—	(46,568)	—	(46,568)
Foreign currency translation	—	—	—	—	—	—	—	—	81,606	—	—	81,606
Adjustments relating to pension obligations, net of related tax effects	—	—	—	—	—	—	—	—	—	—	239	239

Comprehensive income	—	—	—	—	—	—	—	—	—	—	—	221,150

Balance at March 31, 2008	3,781,648	$4,196	$13	292,786,583	$361,384	$226	$3,234,741	$2,072,993	$226,963	$(63,434)	$(27,374)	$5,809,708

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements
(unaudited)
(in thousands, except share and per share data)

1.	The Company and Basis of Presentation

The Company

Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals.

Basis of Presentation

The consolidated financial statements at March 31, 2008 and for the three-month periods ended March 31, 2008 and 2007 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2007 Annual Report on Form 20-F. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.

The results of operations for the three-month period ended March 31, 2008 are not necessarily indicative of the results of operations for the year ending December 31, 2008.

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

All share and per share amounts have been adjusted to reflect the three-for-one stock split for both ordinary and preference shares which became effective upon registration in the German commercial register on June 15, 2007.

2.	Related Party Transactions

The Company is party to various agreements with Fresenius SE, the sole stockholder of the Company’s General Partner, FMC Management AG, under which certain services are exchanged between the parties, certain products sold and certain management services are provided by FMC Management AG. Items a) and b) below summarize the results of activities related to those agreements during the first quarter 2008 as compared to the first quarter 2007. In addition, the Company and Fresenius SE are also party to a loan agreement whereby Fresenius SE provides short term financing to the Company. Item c) below describes those activities during three-months periods ending March 31, 2008 and 2007.

a) Service Agreements

For the three-month periods ended March 31, 2008 and 2007, amounts charged by Fresenius SE to the Company for services provided to the Company are $16,598 and $12,379, respectively. The Company charged $4,896 and $2,704 for services rendered to Fresenius SE for the three-month periods ended March 31, 2008 and 2007, respectively. Under operating lease agreements for real estate entered into with Fresenius SE, the Company paid Fresenius SE $5,242 and $4,560 for the three-month periods ended March 31, 2008, and 2007, respectively.

The Company’s Articles of Association provide that FMC Management AG, shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for the three-month periods ended March 31, 2008 and 2007, respectively, was $2,427 and $2,031 for its management services during those periods.

b) Products

During the three-month periods ended March 31, 2008, and 2007, the Company sold products to Fresenius SE for $8,754, and $7,458, respectively. During the three-month periods ended March 31, 2008, and 2007, the Company made purchases from Fresenius SE in the amount of $10,857 and $13,666, respectively.

c) Financing Provided by Fresenius SE

The Company receives short-term financing from Fresenius SE. There was $2,897 owed at December 31, 2007, which was repaid in January 2008, and $4,575 owed at December 31, 2006 which was repaid in the first quarter 2007. On February 29, 2008, the Company received an advance of €13,200 under its current loan agreement with Fresenius SE at 4.8% interest of which €6,400 was repaid on March 31, 2008. The remaining balance of $10,752 (€6,800) is due on April 30, 2008 at 5.0% interest.

3.	Inventories

As of March 31, 2008 and December 31, 2007, inventories consisted of the following:

	March 31,	December 31,
	2008	2007

Raw materials and purchased components	$149,607	$136,013
Work in process	60,356	51,829
Finished goods	411,783	350,478
Health care supplies	92,574	97,914

Inventories	$714,320	$636,234

4.	Short-Term Borrowings and Short-Term Borrowings from Related Parties

As of March 31, 2008 and December 31, 2007, short-term borrowings and short-term borrowings from related parties consisted of the following:

	March 31,	December 31,
	2008	2007

Borrowings under lines of credit	$130,689	$132,497
Accounts receivable facility	577,000	85,000

Short-term borrowings	707,689	217,497
Short-term borrowings from related parties (See Note 2.c.)	10,752	2,287

Short-term borrowings including related parties	$718,441	$219,784

The Company increased its short-term borrowings under its account receivable facility and, in conjunction with borrowings under its other existing long-term credit facilities, used the proceeds to redeem its trust preferred securities that became due on February 1, 2008 (see Note 6 below).

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

5.	Long-term Debt and Capital Lease Obligations

As of March 31, 2008 and December 31, 2007, long-term debt and capital lease obligations consisted of the following:

	March 31,	December 31,
	2008	2007

2006 Senior Credit Agreement	$3,183,384	$3,166,114
Senior Notes	491,791	491,569
Euro Notes	316,240	294,420
EIB Agreements	191,114	48,806
Capital lease obligations	14,573	14,027
Other	77,262	73,893

	4,274,364	4,088,829
Less current maturities	(118,830)	(84,816)

	$4,155,534	$4,004,013

The following table shows the available and outstanding amounts under the 2006 Senior Credit Agreement at March 31, 2008, and December 31, 2007:

	Maximum Amount
	Available		Balance Outstanding
	March 31,	December 31,	March 31,	December 31,
	2008	2007	2008	2007

Revolving Credit	$1,000,000	$1,000,000	$55,259	$37,989
Term Loan A	1,550,000	1,550,000	1,550,000	1,550,000
Term Loan B	1,578,125	1,578,125	1,578,125	1,578,125

	$4,128,125	$4,128,125	$3,183,384	$3,166,114

On January 31, 2008, the 2006 Senior Credit Agreement was amended to increase certain types of permitted borrowings and to remove all limitations on capital expenditures. Due to advance payments made on the Term Loans by using parts of the proceeds of the $500,000 aggregate principal amount of Senior Notes issued on July 2, 2007, no payments will be made or will be due for either Term Loan A or B until the third quarter of 2008.

The Company obtained a €90,000 multi-currency term loan facility as part of the December 2006 credit agreement with the European Investment Bank (“EIB”). This facility was fully drawn down on February 1, 2008, denominated in Euro ($142,308 at March 31, 2008), at an initial interest rate of 4.35%. The interest rate is variable and changes every three-month period. The term loan matures on February 1, 2014, with interest payments due every three-month period.

6.	Mandatorily Redeemable Trust Preferred Securities

On February 1, 2008, the Company redeemed the trust preferred securities that became due on that date that had been issued by Fresenius Medical Care Capital Trust II and III in the amount of $450,000 and $228,379, respectively, primarily with funds obtained under our accounts receivable facility and other existing long-term credit facilities.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

7.	Subscribed Stock

In conjunction with 150,701 stock options exercised for ordinary shares and 9,066 stock options exercised for preference shares during the period ended March 31, 2008, the underlying ordinary and preference shares had not been issued as of March 31, 2008. The Company received cash of $5,203 and $227, respectively, upon exercise of these options. The Company recorded the nominal values of $226 for ordinary shares subscribed and $13 for preference shares subscribed in the Equity section in its Balance Sheet. The remaining balance of $5,191 for options exercised, $4,977 for ordinary share options and $214 for preference share options, was recorded as additional paid in capital in equity.

8.	Earnings Per Share

The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three-month periods ended March 31, 2008 and 2007:

	For the three months
	ended March 31,
	2008	2007

Numerators:
Net income	$185,873	$160,278
less:
Dividend preference on Preference shares	28	24

Income available to all classes of shares	$185,845	$160,254

Denominators:
Weighted average number of:
Ordinary shares outstanding	292,786,583	291,449,673
Preference shares outstanding	3,779,822	3,716,250

Total weighted average shares outstanding	296,566,405	295,165,923

Potentially dilutive Ordinary shares	960,176	2,114,418
Potentially dilutive Preference shares	101,810	151,068

Total weighted average ordinary shares outstanding assuming dilution	293,746,759	293,564,091

Total weighted average Preference shares outstanding assuming dilution	3,881,632	3,867,318
Basic income per Ordinary share	$0.63	$0.54
Plus preference per Preference shares	0.01	0.01

Basic income per Preference share	$0.64	$0.55

Fully diluted income per Ordinary share	$0.62	$0.54
Plus preference per Preference shares	0.01	0.01

Fully diluted income per Preference share	$0.63	$0.55

9.	Employee Benefit Plans

The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, which has been curtailed. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. Each year Fresenius Medical Care Holdings, Inc. (“FMCH”), a substantially wholly-owned subsidiary of

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

the Company, contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended.

The following table provides the calculations of net periodic benefit cost for the three-month period ended March 31, 2008 and 2007.

	Three months ended March 31
	2008	2007

Components of net periodic benefit cost:
Service cost	$2,112	$2,131
Interest cost	5,087	4,566
Expected return on plan assets	(4,239)	(4,090)
Amortization unrealized losses	401	1,273

Net periodic benefit costs	$3,361	$3,880

10.	Commitments and Contingencies

Legal Proceedings

The Company is routinely involved in numerous claims, lawsuits, regulatory and tax audits, investigations and other legal matters arising, for the most part, in the ordinary course of its business of providing healthcare services and products. The outcome of litigation and other legal matters is always difficult to accurately predict and outcomes that are not consistent with the Company’s view of the merits can occur. The Company believes that it has valid defenses to the legal matters pending against it and is defending itself vigorously. Nevertheless, it is possible that resolution of one or more of the legal matters currently pending or threatened could have a material adverse effect on its business, results of operations and financial condition.

Commercial Litigation

The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE (the “Merger”). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.

Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.

In April 2008, W.R. Grace & Co. announced an agreement in principle with the asbestos creditors’ and equity security holders’ committees in the Grace Chapter 11 Proceedings to settle all present and future asbestos-related personal injury claims. The agreement in principle and W.R. Grace & Co.’s related bankruptcy reorganization plan are subject to conditions including resolution of claims of other creditors and Bankruptcy Court and District Court approvals.

On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern the use of touch screen interfaces for hemodialysis machines. Baxter filed counterclaims against FMCH seeking more than $140,000 in monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgment on a jury verdict in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art. On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and reinstated the patents and entered judgment of infringement. Following a retrial on damages, the court entered judgment on November 6, 2007 in favor of Baxter on a jury award of $14,300. On April 4, 2008, the court denied Baxter’s motion for a new trial, established a royalty payable to Baxter of 10% of the sales price for continuing sales of FMCH’s 2008K hemodialysis machines and 7% of the sales price of related disposables, parts and service beginning November 7, 2007, and enjoined sales of the 2008K machine effective January 1, 2009. We have appealed the court’s rulings to the Court of Appeals for the Federal Circuit. We are confident that we will prevail on appeal and have made no provision in our financial statements for any potential liability in this matter. If we are unsuccessful on all appeals, including any appeal of the royalty, the royalties payable to Baxter on the machines and disposable supplies that are subject to the court’s order are estimated to be in the range of $2 million to $4 million per month. We are pursuing design modifications to the 2008K machine that we expect will limit the scope of royalty payment exposure and permit the continued sale of the modified 2008K machine after the January 1, 2009 injunction effective date, irrespective of the outcome of our appeal.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

FMC AG & Co. KGaA’s Australian subsidiary, Fresenius Medical Care Australia Pty Limited (“Fresenius Medical Care Australia”) and Gambro Pty Limited and Gambro AB (together “the Gambro Group”) are in litigation regarding infringement and damages with respect to the Gambro AB patent protecting intellectual property in relation to a system for preparation of dialysis or replacement fluid, the Gambro Bicart device in Australia (“the Gambro Patent”). As a result of the commercialization of a system for the preparation of dialysis fluid based on the Fresenius Medical Care Bibag device in Australia, the Australian courts concluded that Fresenius Medical Care Australia infringed the Gambro Patent. The parties are still in legal dispute with respect to the issue of potential damages related to the patent infringement. As the infringement proceedings have solely been brought in the Australian jurisdiction, any potential damages to be paid by Fresenius Medical Care Australia will be limited to the potential losses of the Gambro Group caused by the patent infringement in Australia.

Other Litigation and Potential Exposures

RCG was named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the RCG Acquisition and in connection with alleged improper backdating and/or timing of stock option grants. The amended complaint was styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff, vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint sought damages against former officers and directors and did not state a claim for money damages directly against RCG. On August 30, 2007, this suit was dismissed by the trial court without leave to amend. Plaintiff subsequently appealed and the matter remains pending in the appellate court of Tennessee.

In October 2004, FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. The Company is cooperating with the government’s requests for information. The Company believes that it has fulfilled all requests for information made by government investigators in this matter, and that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies.

FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, and anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the Eastern District of Texas have also confirmed that they are participating in the review of the anemia management program issues raised by the U.S. Attorney’s office for the Eastern District of Missouri. On July 17, 2007, the U.S. Attorney’s office filed a civil complaint against RCG and FMCH in its capacity as RCG’s current corporate parent in United States District Court, Eastern District of Missouri. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to the date of FMCH’s acquisition of RCG. The complaint is

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law and will defend this litigation vigorously. We will continue to cooperate in the ongoing investigation.

In May 2006, RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants. The subpoena required production of a broad range of documents relating to the RCG stock option program prior to the RCG Acquisition. The Company believes that is has fulfilled all requests for information made by government investigators in this matter, and that RCG complied with applicable laws relating to the issuance of stock options.

In August 2007, the Sheet Metal Workers National Pension Fund filed a complaint in the United States District Court for the Central District of California, Western Division (Los Angeles), alleging that Amgen, Inc., the Company and DaVita Inc., marketed Amgen’s products, Epogen® and Aranesp®, to hemodialysis patients for uses not approved by the FDA and thereby caused a putative class of commercial insurers to pay for unnecessary prescriptions of these products. Motions have been filed to consolidate this case with others against Amgen alone in a single case under the federal rules for multidistrict litigation. FMCH intends to contest and defend this litigation vigorously. On February 20, 2008, the Court granted FMCH’s motion to dismiss FMCH from the litigation but allowed the litigation to go forward against Amgen and DaVita. The Court also, however, allowed plaintiff additional time to file an amended complaint against FMCH.

On November 27, 2007, the United States District Court for the Western District of Texas (El Paso) unsealed and permitted service of two complaints previously filed under seal by a qui tam relator, a former FMCH local clinic employee. (Qui tam is a legal provision under the United States False Claims Act, which allows for private individuals to bring suit on behalf of the U.S. federal government, as far as such individuals believe to have knowledge of presumable fraud committed by third parties.) The first complaint alleges that a nephrologist unlawfully employed in his practice an assistant to perform patient care tasks that the assistant was not licensed to perform and that Medicare billings by the nephrologist and FMCH therefore violated the False Claims Act. The second complaint alleges that FMCH unlawfully retaliated against the relator by discharging her from employment constructively. The United States Attorney for the Western District of Texas has declined to intervene and to prosecute on behalf of the United States. Counsel for the nephrologist has asserted that a criminal investigation of the relator’s allegations is continuing and has moved the Court to stay all activity in the qui tam until the alleged criminal investigation has concluded. FMCH has received no other notice of the pendency of any criminal investigation related to this matter. FMCH intends to defend vigorously against the allegations in the two complaints.

From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as the Company’s corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.

The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.

Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters

At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

11.	Fair Value Measures

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. FASB Staff Position No. 157-2 (“FSP 157-2”) issued February 12, 2008 delayed application of this Statement for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008, and interim periods within those fiscal years.

The Company adopted this standard, except for those sections affected by FSP 157-2, as of January 1, 2008.

In February 2007, FASB issued FASB Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“FAS 159”), which permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

The fair value option:

•	May be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;

•	Is irrevocable (unless a new election date occurs); and

•	Is applied only to entire instruments and not to portions of instruments.

This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company has not opted to measure any eligible items at fair value at this time.

The Company holds interest rate swaps and foreign exchange forward contracts which are carried at fair value initially and on a recurring basis. The fair value of interest rate swaps is calculated by discounting the future cash flows on the basis of the market interest rates applicable for the remaining term of the contract as of the balance sheet date. To determine the fair value of foreign exchange forward contracts, the contracted forward rate is compared to the current forward rate for the remaining term of the contract as of the balance sheet date. The result is then discounted on the basis of the market interest rates prevailing at the balance sheet date for the respective currency.

Under FAS 157, the Company is now required to take into account credit risks when measuring the fair value of derivative financial instruments. In accordance with these requirements, the credit risk is incorporated in the fair value estimation of interest rate derivatives that are liabilities. For foreign exchange forward derivatives that are liabilities, due to the relatively short length of the contracts, the Company did not take into account its credit risk in the fair value estimation. Counterparty credit-risk adjustment is negligible due to the high credit ratings of the counterparties and is therefore not factored into the valuation of derivatives that are assets.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

The following table summarizes the valuation of our financial instruments in accordance with FAS No. 157 fair value hierarchy levels as of March 31, 2008.

Fair Value Measurement at
Reporting Date Using
Significant Other
Catagories of Assets and Liabilities Measured at	Observable Inputs
Fair Value on a Recurring Basis	(Level 2)

Assets
Derivatives	$22,072
Liabilities
Derivatives	$126,913

12.	Business Segment Information

The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of ESRD. In the U.S., the Company also engages in performing clinical laboratory testing and providing inpatient dialysis services and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.

Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because the Company believes that these costs are also not within the control of the individual segments. The Company also regards income taxes to be outside the segment’s control.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

Information pertaining to the Company’s business segments for the three-month periods ended March 31, 2008 and 2007 is set forth below.

	North		Segment
	America	International	Total	Corporate	Total

Three months ended March 31, 2008
Net revenue external customers	$1,667,541	$843,995	$2,511,536	$188	$2,511,724
Inter - segment revenue	—	19,440	19,440	(19,440)	—

Revenue	1,667,541	863,435	2,530,976	(19,252)	2,511,724

Depreciation and amortization	(55,447)	(40,155)	(95,602)	(1,024)	(96,626)

Operating income	272,652	143,244	415,896	(27,225)	388,671

Segment assets	10,688,281	3,649,781	14,338,062	254,452	14,592,514
Capital expenditures and acquisitions(1)	165,988	64,798	230,786	115	230,930
Three months ended March 31, 2007
Net revenue external customers	$1,636,573	$684,098	$2,320,671	$—	$2,320,671
Inter - segment revenue	430	20,538	20,968	(20,968)	—

Revenue	1,637,003	704,636	2,341,639	(20,968)	2,320,671

Depreciation and amortization	(53,046)	(31,367)	(84,413)	(499)	(84,912)

Operating income	258,449	120,578	379,027	(14,337)	364,690

Segment assets	10,307,756	2,854,807	13,162,563	87,875	13,250,438
Capital expenditures and acquisitions(2)	122,029	84,410	206,439	43	206,482

(1)	International acquisitions exclude $2,369 of non-cash acquisitions for 2008.

(2)	International acquisitions exclude $3,685 of non-cash acquisitions for 2007.

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

13.	Supplementary Cash Flow Information

The following additional information is provided with respect to the consolidated statements of cash flows:

	Three months ended
	March 31,
	2008	2007

Supplementary cash flow information:
Cash paid for interest	$99,752	$114,682

Cash paid for income taxes	$89,236	$40,050

Cash inflow for income taxes from stock option exercises	$1,086	$541

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(74,210)	$(157,546)
Liabilities assumed	3,758	40,118
Minorities	(3,279)	12,420
Notes assumed in connection with acquisition	2,369	3,685

Cash paid	(71,362)	(101,323)
Less cash acquired	559	11,393

Net cash paid for acquisitions	$(70,803)	$(89,930)

14.	Supplemental Condensed Combining Information

In February 1998, FMC Trust Finance S.à.r.l. Luxembourg, a wholly-owned subsidiary of the Company, issued senior subordinated debt securities which were fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by D-GmbH, a wholly-owned subsidiary of the Company, and by FMCH (D-GmbH and FMCH being “Guarantor Subsidiaries”). The subordinated debt and guarantees were issued to Fresenius Medical Care Capital Trust II and Fresenius Medical Care Capital Trust III, statutory business trusts organized under the laws of the State of Delaware, which issued trust preferred securities that were guaranteed by the Company through a series of undertakings by the Company and the Guarantor Subsidiaries. The Company owned all of the common securities of these trusts. The subordinated debt issued by FMC Trust Finance S.à.r.l. Luxembourg was redeemed on February 1, 2008 in connection with the redemption of the Trust Preferred Securities issued by Fresenius Medical Care Capital Trusts II and III.

In June 2001, FMC Trust Finance S.à.r.l. Luxembourg III, a wholly-owned subsidiary of the Company, issued senior subordinated debt securities which were fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by the Guarantor Subsidiaries. The subordinated debt and guarantees were issued to Fresenius Medical Care Capital Trust IV and Fresenius Medical Care Capital Trust V, statutory business trusts organized under the laws of the State of Delaware, which issued trust preferred securities that were guaranteed by the Company through a series of undertakings by the Company and the Guarantor Subsidiaries. The Company owns all of the common securities of these trusts. In December 2004, the Company assumed the obligations of its wholly owned subsidiary as the issuer of senior subordinated indebtedness held by Fresenius Medical Care Capital Trust V.

In addition, FMC Finance III S.A., a wholly-owned subsidiary of the Company, is the obligor on senior debt securities which are fully and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and the Guarantor Subsidiaries. The following combining financial information for the Company is as of March 31,

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

2008 and December 31, 2007 and for the three-months ended March 31, 2008 and 2007, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the three months period ended March 31, 2008
	Issuer	Guarantor Subsidiaries
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$—	$689,922	$—	$2,400,520	$(578,718)	$2,511,724
Cost of revenue	—	—	530,617	—	1,692,533	(566,725)	1,656,425

Gross profit	—	—	159,305	—	707,987	(11,993)	855,299

Operating expenses (income):
Selling, general and administrative	2	24,730	54,978	(15,175)	399,146	(16,171)	447,510
Research and development	—	—	13,125	—	5,993	—	19,118

Operating (loss) income	(2)	(24,730)	91,202	15,175	302,848	4,178	388,671

Other (income) expense:
Interest, net	(180)	(5,467)	5,661	(39,460)	132,950	(10,686)	82,818
Other, net	—	(217,339)	60,466	(142,357)	—	299,230	—

Income (loss) before income taxes and minority interest	178	198,076	25,075	196,992	169,898	(284,366)	305,853
Income tax expense (benefit)	53	12,203	25,671	21,854	57,268	(2,952)	114,097

Income (loss) before minority interest	125	185,873	(596)	175,138	112,630	(281,414)	191,756
Minority interest	—	—	—	—	—	5,883	5,883

Net income (loss)	$125	$185,873	$(596)	$175,138	$112,630	$(287,297)	$185,873

	For the three months period ended March 31, 2007
	FMC-AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$542,740	$—	$2,220,785	$(442,854)	$2,320,671
Cost of revenue	—	420,403	—	1,552,725	(436,808)	1,536,320

Gross profit	—	122,337	—	668,060	(6,046)	784,351

Operating expenses (income):
Selling, general and administrative	12,332	41,683	(14)	358,905	(6,587)	406,319
Research and development	—	9,388	—	3,954	—	13,342

Operating (loss) income	(12,332)	71,266	14	305,201	541	364,690

Other expense (income):
Interest, net	1,711	3,261	49,119	43,080	(2,260)	94,911
Other, net	(191,816)	40,438	(133,014)	—	284,392	—

Income (loss) before income taxes and minority interest	177,773	27,567	83,909	262,121	(281,591)	269,779
Income tax expense (benefit)	17,495	27,235	(19,642)	89,161	(11,683)	102,566

Income (loss) before minority interest	160,278	332	103,551	172,960	(269,908)	167,213
Minority interest	—	—	—	—	6,935	6,935

Net income (loss)	$160,278	$332	$103,551	$172,960	$(276,843)	$160,278

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	At March 31, 2008
	Issuer	Guarantor Subsidiaries
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$35	$251	$72	$—	$219,335	$—	$219,693
Trade accounts receivable, less allowance for doubtful accounts	—	—	175,255	—	1,996,549	371	2,172,175
Accounts receivable from related parties	7,795	1,358,025	590,486	420,807	1,792,348	(4,073,771)	95,690
Inventories	—	—	200,894	—	609,068	(95,642)	714,320
Prepaid expenses and other current assets	—	30,381	26,694	200	443,652	664	501,591
Deferred taxes	—	—	—	—	323,147	27,017	350,164

Total current assets	7,830	1,388,657	993,401	421,007	5,384,099	(4,141,361)	4,053,633
Property, plant and equipment, net	—	342	161,725	—	2,095,801	(80,989)	2,176,879
Intangible assets	—	261	11,890	—	681,825	—	693,976
Goodwill	—	—	3,851	—	7,321,659	—	7,325,510
Deferred taxes	—	10,387	5,167	—	91,170	(3,071)	103,653
Other assets	491,791	6,460,990	1,237,724	8,169,736	(5,918,561)	(10,202,817)	238,863

Total assets	$499,621	$7,860,637	$2,413,758	$8,590,743	$9,655,993	$(14,428,238)	$14,592,514

Current liabilities:
Accounts payable	$—	$269	$44,602	$—	$302,491	$—	$347,362
Accounts payable to related parties	1	437,526	434,754	1,362,988	2,086,761	(4,107,684)	214,346
Accrued expenses and other current liabilities	7,281	35,910	127,608	2,460	1,184,166	(6,915)	1,350,510
Short-term borrowings	—	—	—	—	707,689	—	707,689
Short-term borrowings from related parties	—	922,978	—	—	(789,005)	(123,221)	10,752
Current portion of long-term debt and capital lease obligations	—	893	316	100,399	17,222	—	118,830
Company-guaranteed debentures of subsidiaries — current portion	—	—	—	—	—	—	—
Income tax payable	146	35,879	—	—	78,755	(3,693)	111,087
Deferred taxes	—	1,310	5,298	—	23,665	(4,431)	25,842

Total current liabilities	7,428	1,434,765	612,578	1,465,847	3,611,744	(4,245,944)	2,886,418
Long term debt and capital lease obligations, less current portion	491,791	435,652	158	1,587,984	5,179,719	(3,542,648)	4,152,656
Long term borrowings from related parties	—	4,986	244,516	491,791	791,883	(1,530,298)	2,878
Other liabilities	—	124,150	11,961	—	127,109	16,744	279,964
Pension liabilities	—	3,321	125,116	—	(3,049)	—	125,388
Income tax payable	—	48,055	—	—	28,732	54,882	131,669
Deferred taxes	—	—	—	—	380,781	(2,797)	377,984
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	—	696,827	—	696,827
Minority interest	—	—	—	—	129,022	—	129,022

Total liabilities	499,219	2,050,929	994,329	3,545,622	10,942,768	(9,250,061)	8,782,806
Shareholders’ equity	402	5,809,708	1,419,429	5,045,121	(1,286,775)	(5,178,177)	5,809,708

Total liabilities and shareholders’ equity	$499,621	$7,860,637	$2,413,758	$8,590,743	$9,655,993	$(14,428,238)	$14,592,514

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	At December 31, 2007
	Issuer	Guarantor Subsidiaries
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$44	$—	$45	$—	$244,601	$—	$244,690
Trade accounts receivable, less allowance for doubtful accounts	—	—	158,052	—	1,868,813	—	2,026,865
Accounts receivable from related parties	17,450	1,300,573	521,671	381,635	1,239,700	(3,361,403)	99,626
Inventories	—	—	165,186	—	554,171	(83,123)	636,234
Prepaid expenses and other current assets	1	30,404	16,828	50	508,859	(60,512)	495,630
Deferred taxes	—	—		—	323,133	33,294	356,427

Total current assets	17,495	1,330,977	861,782	381,685	4,739,277	(3,471,744)	3,859,472
Property, plant and equipment, net	—	296	145,156	—	1,983,968	(75,627)	2,053,793
Intangible assets	—	248	12,028	—	677,680	—	689,956
Goodwill	—	—	3,585	—	7,242,004	—	7,245,589
Deferred taxes	—	—	4,674	—	82,061	(3,120)	83,615
Other assets	491,569	6,194,201	1,233,386	8,021,199	(4,452,579)	(11,249,936)	237,840

Total assets	$509,064	$7,525,722	$2,260,611	$8,402,884	$10,272,411	$(14,800,427)	$14,170,265

Current liabilities:
Accounts payable	$—	$542	$22,821	$—	$306,556	$—	$329,919
Accounts payable to related parties	—	408,156	366,443	987,111	1,824,901	(3,385,562)	201,049
Accrued expenses and other current liabilities	17,124	27,787	108,047	6,477	1,194,598	(2,020)	1,352,013
Short-term borrowings	—	—	—	—	217,497	—	217,497
Short-term borrowings from related parties	—	1,076,516	—	—	(965,997)	(108,232)	2,287
Current portion of long-term debt and capital lease obligations	—	832	294	502,462	16,757	(435,529)	84,816
Company-guaranteed debentures of subsidiaries — current portion	—	—	—	—	669,787	—	669,787
Income tax payable	94	64,607	—	—	81,187	648	146,536
Deferred taxes	—	526	5,074	—	21,049	(4,060)	22,589

Total current liabilities	17,218	1,578,966	502,679	1,496,050	3,366,335	(3,934,755)	3,026,493
Long term debt and capital lease obligations, less current portion	491,569	293,695	147	1,604,181	5,243,330	(3,632,329)	4,000,593
Long term borrowings from related parties	—	4,642	228,531	491,569	969,417	(1,690,739)	3,420
Other liabilities	—	24,346	11,309	—	142,167	15,782	193,604
Pension liabilities	—	2,748	112,188	—	(3,584)	—	111,352
Income tax payable	—	44,739	—	—	18,049	48,492	111,280
Deferred taxes	—	1,369	—	—	383,595	(6,467)	378,497
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	—	663,995	—	663,995
Minority interest	—	—	—	—	105,814	—	105,814

Total liabilities	508,787	1,950,505	854,854	3,591,800	10,889,118	(9,200,016)	8,595,048
Shareholders’ equity	277	5,575,217	1,405,757	4,811,084	(616,707)	(5,600,411)	5,575,217

Total liabilities and shareholders’ equity	$509,064	$7,525,722	$2,260,611	$8,402,884	$10,272,411	$(14,800,427)	$14,170,265

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the three months period ended March 31, 2008
		Guarantor Subsidiaries
	FMC	FMC-AG &			Non-Guarantor	Combining	Combined
	Finance III	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$125	$185,873	$(596)	$175,138	$112,630	$(287,297)	$185,873
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Equity affiliate income	—	(128,504)	—	(142,357)	—	270,861	—
Depreciation and amortization	—	408	8,570	222	92,474	(5,048)	96,626
Change in minority interest	—	—	—	—	1,612	8,668	10,280
Change in deferred taxes, net	—	(5,033)	(283)	—	31,681	10,467	36,832
Loss (Gain) on sale of fixed assets and investments	—	—	46	—	(13,568)	—	(13,522)
Compensation expense related to stock options	—	6,930	—	—	—	—	6,930
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	—	(5,204)	—	(87,432)	—	(92,636)
Inventories	—	—	(22,246)	—	(39,058)	9,107	(52,197)
Prepaid expenses and other current and non-current assets	1	26,034	(10,453)	(14,743)	41,664	(5,295)	37,208
Accounts receivable from / payable to related parties	9,656	(304,144)	2,224	(52,074)	347,953	(5,830)	(2,215)
Accounts payable, accrued expenses and other current and non-current liabilities	(9,843)	942	33,768	(13,672)	(7,134)	(4,416)	(355)
Income tax payable	52	(31,774)	—	21,854	(13,060)	2,049	(20,879)

Net cash (used in) provided by operating activities	(9)	(249,268)	5,826	(25,632)	467,762	(6,734)	191,945

Investing Activities:
Purchases of property, plant and equipment	—	(62)	(13,509)	—	(153,261)	6,734	(160,098)
Proceeds from sale of property, plant and equipment	—	—	359	—	5,293	—	5,652
Disbursement of loans to related parties	—	103,148	44	32,428	—	(135,620)	—
Acquisitions and investments, net of cash acquired	—	—	—	—	(70,803)	—	(70,803)
Proceeds from divestitures	—	—	—	—	39,183	—	39,183

Net cash provided by (used in) investing activities	—	103,086	(13,106)	32,428	(179,588)	(128,886)	(186,066)

Financing Activities:
Short-term borrowings, net	—	7,864	7,302	—	(13,094)	—	2,072
Long-term debt and capital lease obligations, net	—	134,487	—	(6,796)	(115,844)	135,620	147,467
Redemption of trust preferred securities	—	—	—	—	(678,379)	—	(678,379)
Increase (decrease) of accounts receivable securitization program	—	—	—	—	492,000	—	492,000
Proceeds from exercise of stock options	—	5,512	—	—	1,085	—	6,597
Dividends paid	—	—	—	—	13	(13)	—
Capital (decrease) increase	—	—	—	—	—	—	—
Distributions to minority interest	—	—	—	—	(7,531)	—	(7,531)

Net cash provided by (used in) financing activities	—	147,863	7,302	(6,796)	321,750	135,607	(37,774)

Effect of exchange rate changes on cash and cash equivalents	—	(1,430)	5	—	8,310	13	6,898

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(9)	251	27	—	(25,266)	—	(24,997)
Cash and cash equivalents at beginning of period	44	—	45	—	244,601	—	244,690

Cash and cash equivalents at end of period	$35	$251	$72	$—	$219,335	$—	$219,693

FRESENIUS MEDICAL CARE AG & Co. KGaA

Notes to Consolidated Financial Statements — (Continued)
(unaudited)
(in thousands, except share and per share data)

	For the three months period ended March 31, 2007
	FMC-AG &	Guarantor Subsidiaries		Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$160,278	$332	$103,551	$172,960	$(276,843)	$160,278
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(115,480)	—	(133,014)	—	248,494	—
Depreciation and amortization	499	7,334	—	81,253	(4,174)	84,912
Change in minority interest	—	—	—	—	9,978	9,978
Change in deferred taxes, net	(1,470)	763	—	29,574	1,019	29,886
(Gain) Loss on investments	(290)	—	—	—	290	—
Loss on sale of fixed assets and investments	—	(194)	—	(968)	—	(1,162)
Compensation expense related to stock options	5,024	—	—	—	—	5,024
Changes in assets and liabilities, net of amounts from
businesses acquired:
Trade accounts receivable, net	—	(2,739)	—	2,891	—	152
Inventories	—	(14,604)	—	(24,688)	4,651	(34,641)
Prepaid expenses and other current and non-current assets	3,899	(3,262)	21,356	(32,039)	(3,482)	(13,528)
Accounts receivable from/ payable to related parties	(37,934)	(99,523)	7,993	120,039	13,485	4,060
Accounts payable, accrued expenses and other current and non-current liabilities	968	11,488	(626)	2,023	(3,413)	10,440
Income tax payable	17,332	—	(19,642)	23,471	6,194	27,355

Net cash provided by (used in) operating activities	32,826	(100,405)	(20,382)	374,516	(3,801)	282,754

Investing Activities:
Purchases of property, plant and equipment	(43)	(8,328)	—	(112,230)	4,049	(116,552)
Proceeds from sale of property, plant and equipment	3	435	—	7,471	—	7,909
Disbursement of loans to related parties	(44,877)	36	135,769	—	(90,928)	—
Acquisitions and investments, net of cash acquired	(6,551)	—	—	(89,930)	6,551	(89,930)

Net cash (used in) provided by investing activities	(51,468)	(7,857)	135,769	(194,689)	(80,328)	(198,573)

Financing Activities:
Short-term borrowings, net	15,334	108,357	—	(97,533)	—	26,158
Long-term debt and capital lease obligations, net	—	—	(115,257)	(70,583)	90,928	(94,912)
Increase of accounts receivable securitization program	—	—	—	35,000	—	35,000
Proceeds from exercise of stock options	3,199	—	—	542	—	3,741
Dividends paid	—	—	—	(812)	812	—
Capital increase (decrease)	—	—	—	6,551	(6,551)	—
Distributions to minority interest	—	—	(130)	(5,456)	—	(5,586)

Net cash provided by (used in) financing activities	18,533	108,357	(115,387)	(132,291)	85,189	(35,599)

Effect of exchange rate changes on cash and cash equivalents	90	2	—	823	(409)	506
Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(19)	97	—	48,359	651	49,088
Cash and cash equivalents at beginning of period	19	34	—	158,957	—	159,010

Cash and cash equivalents at end of period	$—	$131	$—	$207,316	$651	$208,098

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

During the period ended March 31, 2008, no material changes occurred to the information presented in Item 11 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2007. For additional information, see Item 11, “Quantitative and Qualitative Disclosures About Market Risk” in the Company’s Form 20-F annual report for the year ended December 31, 2007.

CONTROLS AND PROCEDURES

The Company is a “foreign private issuer” within the meaning of Rule 3b-4(c) under the Securities Exchange Act of 1934, as amended. As such, the Company is not required to file quarterly reports with the Securities and Exchange Commission and it is required to provide an evaluation of the effectiveness of its disclosure controls and certifications of its Chief Executive Officer and Chief Financial Officer under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 only in its Annual Report on Form 20-F. The Company furnishes quarterly financial information to the Securities and Exchange Commission and such certifications under cover of Form 6-K on a voluntary basis and pursuant to the provisions of the Company’s pooling agreement entered into for the benefit of the public holders of our ordinary shares and the holders of our preference shares. In connection with such voluntary reporting, the Company’s management, including the Chief Executive Officer and Chief Financial Officer of the Company’s general partner, have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report, of the type contemplated by Securities Exchange Act Rule 13a-14. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded in connection with the furnishing of this report, that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in a quarterly report has been made known to them in a timely fashion. During the past fiscal quarter, there have been no significant changes in internal controls, or in factors that could significantly affect internal controls.

OTHER INFORMATION

LEGAL PROCEEDINGS

The information in Note 10 of the Notes to Consolidated Financial Statements in Part I, Item 1 of this report is incorporated by this reference in response to this item.

OTHER INFORMATION

ITEM 6.  EXHIBITS

Exhibit No.	Item

10.1	Schweinfurt facility rental agreement
31.1	Certification of Chief Executive Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer of the Company’s General Partner and Chief Financial Officer of the Company’s General Partner Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (This exhibit accompanies this report as required by the Sarbanes-Oxley Act of 2002 and is not to be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: April 30, 2008

Fresenius Medical Care AG & Co. KGaA
a partnership limited by shares, represented by:

Fresenius Medical Care Management AG, its
general partner

By:
/s/  Dr. Ben J. Lipps
Name:     Dr. Ben J. Lipps

Title:	Chief Executive Officer and
Chairman of the Management Board of the
General Partner

By:
/s/  Lawrence A. Rosen
Name: Lawrence A. Rosen
Title:   Chief Financial Officer of the General Partner